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[LOGO]     NEWS RELEASE


RELEASE DATE:  April 8, 1998

CONTACT:    Sondra L. Lehman, Director of Investor Relations (888) 534-9500


                               BELL SPORTS CORP.
                            AMENDS MERGER AGREEMENT

San Jose, CA -- Bell Sports Corp. (Nasdaq: BSPT and BSPTG) announced today that the Company and HB Acquisition Corporation have entered into an amendment to the recapitalization and merger agreement relating to their pending merger. The amendment reduces the proposed consideration to be received in the merger by the Company's stockholders to $10.25 per share in cash, which represents a $.25 reduction from the previously agreed upon merger consideration of $10.50 per share. At the revised merger consideration of $10.25 per share, the transaction has a total consideration of approximately $250 million based upon 13.9 million shares of common stock outstanding, 2.2 million shares issuable subject to stock options or other stock based awards and the assumption of the Company's 4 1/4% subordinated debentures. In connection with such reduction to the per share merger consideration, HB Acquisition Corporation has agreed in the amendment that the recent uninsured $6.8 million product liability verdict entered against the Company in a personal injury action involving a motorcycle helmet manufactured by the Company will not constitute a "material adverse change" or "material adverse effect" for purposes of the closing condition provisions of the recapitalization and merger agreement. The amendment of the recapitalization and merger agreement has been approved by the Board of Directors of Bell Sports Corp., based upon the recommendation of a special committee of its independent directors. The Special Committee has received a fairness opinion with respect to the revised merger consideration from NationsBanc Montgomery Securities LLC.

Separately, the Company announced that it has been advised by Terry G. Lee, Chairman and Chief Executive Officer of the Company, that Mr. Lee will not be investing, as previously expected, in HB Acquisition Corporation by exchanging a portion of his equity interests in the Company for capital shares of HB Acquisition Corporation.

Headquartered in San Jose, California, Bell Sports is a leading manufacturer and marketer of bicycle helmets, bicycle accessories and auto racing helmets and sells snowboard and ski helmets. Bell Sports markets its products under the brand names: Bell, Giro, Rhode Gear, VistaLite, Blackburn, BSI, Bike Star, Copper Canyon and Cycle Products.